                                                     DECHERT LLP
                                                  1775 I Street, N.W.
                                               Washington, D.C. 20006
                                                     (202) 261-3300

                                                       April 30, 2010

VIA EDGAR CORRESPONDENCE

Brion R. Thompson, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

            Re: Fenimore Asset Management Trust
                  Registration Statement on Form N-1A
                  File Nos. 811-4750 and 33-7190

Dear Mr. Thompson:

On behalf of Fenimore Asset Management Trust (the "Trust"), which consists of two separate investment series, FAM Value Fund and FAM Equity-Income Fund (the "Funds"), and which filed Post-Effective Amendment No. 39 to its Registration Statement on Form N-1A (the "Registration Statement") with the Commission on March 2, 2010, I wish to respond to the comments on the Registration Statement that you provided by telephone to the undersigned on April 19, 2010. The proposed responses on behalf of the Trust to each of the comments are set forth below. As you are aware, the Funds filed a separate prospectus for their Investor Class Shares and a separate prospectus for their Advisor Class Shares. Because the comments were the same for each separate share class prospectus, the responses with respect to each prospectus have been combined.

1. General Filing Comment With Respect to the Use of the Summary Prospectus
Comment: If the Trust intends to make use of the Summary Prospectus, please be advised that the Commission Staff will require that the form of Summary Prospectus intended to be used will need to be reviewed by the Staff prior to use and will be subject to further review and comment.
Response: The Trust has filed its form of Summary Prospectuses in advance for prior Staff review.

2. Summary Section – Page Headings
Comment: Delete the references to the Funds’ Ticker Symbols that are included in the Page Headings.
Response: The requested change has been made.

3. Summary Section – FAM Value Fund - Annual Fund Operating Expenses – Fee Table
Comment: Delete the reference to the date "December 31, 2009" and delete the footnote to the line item "Other Expenses".
Response: The requested change has been made.

4. Summary Section – FAM Value Fund - Principal Investment Strategies
Comment: Add disclosure stating that the Fund may invest in the securities of issuers of all sizes and market capitalizations.
Response: The requested disclosure has been added.

5. Summary Section – FAM Value Fund - Purchases and Sales of Fund Shares
Comment: Delete the first, second, fourth and fifth sentences of this section.
Response: The requested change has been made.

6. Summary Section – FAM Value Fund - Cross Reference Section
Comment: Revise the disclosure in the cross-reference section to reflect references to the new Section headings for "Tax Information" and "Financial Intermediary Compensation".
Response: The requested change has been made.

7. Summary Section – FAM Equity-Income Fund - Annual Fund Operating Expenses – Fee Table
Comment: Delete the reference to the date "December 31, 2009" and add an additional line to the Fee Table titled "Total Annual Fund Operating Expenses".
Response: The requested change has been made.

8. Summary Section – FAM Equity-Income Fund - Principal Investment Strategies
Comment: Add disclosure stating that the Fund may invest in the securities of issuers of all sizes and market capitalizations.
Response: The requested disclosure has been added.

9. Summary Section – FAM Equity-Income Fund - Purchases and Sales of Fund Shares
Comment: Delete the first, second, fourth and fifth sentences of this section.
Response: The requested change has been made.

10. Summary Section – FAM Equity-Income Fund - Cross Reference Section
Comment: Revise the disclosure in the cross-reference section to reflect references to the new Section headings for "Tax Information" and "Financial Intermediary Compensation".
Response: The requested change has been made.

11. Summary Section – Page 9 - Dividends, Capital Gains and Taxes
Comment: Change the title of this Section to "Tax Information" and add disclosure stating that distributions from tax-deferred arrangements may be taxed upon withdrawals made from these types of arrangements.
Response: The requested change has been made and the requested disclosure has been added.

12. Summary Section – Page 9 – Purchases Through Selected Broker-Dealers
Comment: Change the title of this Section to "Financial Intermediary Compensation".
Response: The requested change has been made.

13. More About Investment Objectives, Principal Investment Strategies and Risks – More About Principal Investment Strategies
Comment: Revise the disclosure in this Section in order to more clearly differentiate the principal investment strategies that are specific to each Fund.
Response: The requested change has been made and the requested disclosure has been added.

14. Fund Management – Portfolio Managers
Comment: For the biographical information for Mr. Hogan, indicate the date that he joined the investment adviser.
Response: The requested disclosure has been added.

15. Shareholder Information – Purchase Through Selected Dealers
Comment: In the fourth sentence, change the word "accepts" to "receives".
Response: The requested change has been made.

                        *                *                 *                   *
Please be advised that the Trust intends to file Post-Effective Amendment No. 40 to its Registration Statement, which filing will reflect all of the responses set forth above.

I trust that the foregoing is responsive to each of your comments.
Please be advised that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

- the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

- SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

- the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                      *                   *             *            *
Thank you again for your prompt attention to this matter.

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

                                                          Very truly yours,
                                                          /s/ Patrick W.D. Turley

15643103.1.BUSINESS